

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Matthew Krueger
Chief Financial Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

Re: Asset Entities Inc.
Registration Statement on Form S-1
Filed June 7, 2024
File No. 333-280020

Dear Matthew Krueger:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering the resale of 7,594,521 of the shares of Class B Common Stock issuable upon the conversion of a variable amount of the 165 Series A Preferred Stock issued to Ionic Ventures, LLC in connection with a securities purchase agreement dated May 24, 2024, and that it represents the first of two expected transactions. Given the size and nature of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your detailed legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act rather than a primary offering in which the selling shareholder is acting as an underwriter selling on your behalf. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis A. Bevilacqua, Esq.